FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Joint Statement from Moderna and Takeda on the Investigation of Suspended Lots of Moderna’s COVID-19 Vaccine in Japan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: September 1, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Joint Statement

Joint Statement from Moderna and Takeda on the Investigation of Suspended Lots of Moderna’s COVID-19 Vaccine in Japan

Osaka, Japan, September 1 – This statement updates the separate announcement on August 26, 2021, JST, in which Takeda announced the suspension of the use of three lots of the Moderna COVID-19 Vaccine for Intramuscular Injection in Japan following reports from vaccination sites of a potential foreign particulate substance found in vials. It also updates the joint statement on August 28, 2021, in which Takeda and Moderna confirmed that they were notified of the deaths of two individuals, both of whom received Moderna’s COVID-19 vaccine in Japan from one of the three lots.

Working with the Ministry of Health, Labour and Welfare (MHLW), Moderna, the vaccine manufacturer, ROVI Pharma Industrial Services, S.A. in Spain, Moderna’s European contract manufacturing organization, and Takeda, the authorized distributor, have conducted a thorough investigation, which includes:
•Identification of the root cause of the particles and the corrective and preventive actions being taken;
•An assessment of the nature of a particle from one vial from Lot 3004667; and
•An associated medical safety assessment, to determine if the identified particle poses a health or safety risk.

Root Cause Investigation, and Corrective and Preventive Actions
Three lots of the Moderna COVID-19 Vaccine (Lots 3004667, 3004734 and 3004956) were suspended following reports from vaccination sites of a potential foreign particulate substance observed in unused vials from Lot 3004667.

According to the root cause analysis report, conducted by ROVI, the most probable cause of the particulates identified in lot 3004667 is related to friction between two pieces of metal installed in the stoppering module of the production line due to an incorrect set-up. The two pieces are the star-wheel and the stoppers feeding device piece which feeds stoppers into the star-wheel. It is believed that this condition occurred during the assembling of the line prior to production of batch 3004667 and was a result of improper alignment during a line changeover before starting this batch.

Based on the analysis conducted by ROVI, the manufacturing issue only impacted the lots that were included in the suspension. The following steps have been taken by ROVI to correct and prevent future defects:
•Full inspection of the manufacturing line;
•Improving standard operating procedure for changeover of manufacturing line; and
•Setting alert inspection limits in the automatic visual inspection, as an internal process control.

Takeda, as the Japan Marketing Authorization Holder, is planning to initiate the recall of the three suspended lots 3004667, 3004734, and 3004956 from the market as of September 2, 2021, in consultation with MHLW and reported to the Osaka Prefecture. Moderna as the Global Marketing Authorization Holder is in full agreement with this decision.

Preliminary Particulate Analysis
According to Moderna’s independent analysis, the particle from lot 3004667 has been thoroughly analyzed and is confirmed to be grade 316 stainless steel. This is consistent with the root cause determination described above. Grade 316 is a high grade of stainless steel commonly used in manufacturing and in food processing.

Current Medical Safety Assessment
After a health assessment conducted by Moderna and Takeda, the rare presence of stainless steel particles in the Moderna COVID-19 vaccine does not pose an undue risk to patient safety and it does not adversely affect the benefit/risk profile of the product.

Metallic particles of this size injected into a muscle may result in a local reaction, but are unlikely to result in other adverse reactions beyond the local site of the injection. Stainless steel is routinely used in heart valves, joint replacements and metal sutures and staples.  As such, it is not expected that injection of the particles identified in these lots in Japan would result in increased medical risk.

Investigation of Two Deaths Following Administration of Vaccine
At this time, there is no evidence that the two tragic deaths following administration of the Moderna COVID-19 vaccine (from lot 3004734) were in any way related to administration of the vaccine. The relationship is currently considered to be coincidental. It is important to conclude a formal investigation to confirm this. The investigation is being conducted with the greatest sense of urgency, transparency and integrity and is of the highest priority.

To date, more than 200 million doses of the Moderna COVID-19 vaccine have been administered to more than 110 million individuals in 45 countries, representing a critical component of the global fight against COVID-19.

For additional updates and resources about the COVID-19 vaccine program in Japan please go to the official COVID-19 information center.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in healthcare in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Tsuyoshi Tada tsuyoshi.tada@takeda.com +81 (0) 3-3278-2093 Tatsuhiro Kanoo tatsuhiro.kanoo@takeda.com +81 (0) 3-3278-3634	Media outside Japan Matthew Henson matthew.henson@takeda.com +1-917-930-7147 For Moderna Media Inquiries: Colleen Hussey Colleen.Hussey@modernatx.com +1-617-335-1374

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.